Mail Stop 4561

December 17, 2008

Mr. Stephen H. Wacknitz
President and Chief Executive Officer
Temecula Valley Bancorp
Suite A-100
27710 Jefferson Avenue,
Temecula, California 92590

Re: Pre 14A
    Filed on November 10, 2008
    File Number 1-33897

Dear Mr. Wacknitz:

        We have completed our review of your Preliminary Proxy Statement on Schedule
14A and have no further comments at this time.

                                                Sincerely,

                                                David S. Lyon
                                                Senior Financial Analyst